Exhibit 4.1
IRREVOCABLE UNDERTAKING AGREEMENT
in relation to
THE ACCEPTANCE OF A TENDER OFFER FOR THE SHARES OF
TELVENT GIT, S.A
between
SCHNEIDER ELECTRIC, S.A. and SCHNEIDER ELECTRIC ESPAÑA, S.A.U.
and
ABENGOA, S.A., SIEMA, A.G., and TELVENT CORPORATION, S.L.
31 May 2011

Index

I. PARTIES	1
II. RECITALS	2
III. CLAUSES	4
1. Agreement to Tender	4
2. Agreement to Vote	4
3. Undertakings of the Selling Stockholders	6
4. Undertakings of the Bidder Parties	9
5. Representations and Warranties of the Bidder Parties	10
6. Representations and Warranties of the Selling Stockholders	11
7. Indemnity undertaking	14
8. No Managing Interest	15
9. Term	15
10. Termination of the Agreement	15
11. Confidentiality; Public Announcements	16
12. Specific Performance	17
13. Assignment; Third-Party Beneficiaries	17
14. Costs and taxes	18
15. Interpretation Standards	18
16. Notices	19
17. Governing law	22
18. Arbitration	22
SCHEDULE	25

31 May 2011
I. PARTIES
Of the one part,
SCHNEIDER ELECTRIC, S.A., a French société anonyme with its registered office at 35, rue Joseph Monier, 92500 Rueil-Malmaison, France, registered in the Commercial and Companies Registry of Nanterre under number 542 048 574 (hereinafter, “SE” or the “Bidder”), duly represented herein by Emmanuel Babeau; and
SCHNEIDER ELECTRIC ESPAÑA, S.A.U., a company organized under the laws of the Kingdom of Spain and an indirect wholly owned subsidiary of the Bidder, with its corporate domicile in Barcelona, C/Bac de Roda, n° 52, edificio A, registered with the Companies’ registry of Barcelona in Tomo 23.584, Folio 124, Sección 8a, Hojo B-57.594, and having C.I.F. A-08008450 (hereinafter, “BIDCO”), duly represented herein by Elena González-Anta;
(the Bidder and BIDCO together referred to as the “Bidder Parties”)
and of the other part,
ABENGOA, S.A. a company organized under the laws of the Kingdom of Spain with corporate domicile in Sevilla, Campus Palmos Atlas, C/Energia Salas 1, registered with the Commercial Registry of Sevilla under Tomo 47, Folio 107, Hoja 2.921, and having C.I.F. A-41002288 (hereinafter, “ABENGOA”), duly represented herein by Miguel Angel Jimenez de Velasco Mozario;
SIEMA, A.G., a company organized under the laws of Switzerland and a wholly owned subsidiary of ABENGOA, with its address at Poststrasse 30, 6300 Zug, Switzerland, registered under number CH-170.3.023.234-4 (hereinafter, “SIEMA”), duly represented herein by Amando Sanchez Falcón;
TELVENT CORPORATION, S.L., a company organized under the laws of the Kingdom of Spain and a wholly owned subsidiary of ABENGOA, with its corporate domicile in Alcobendas (Madrid), C/Valgrande 6, registered with the Commercial Registry of Madrid under Tomo 20.168, Folio 31, Sección 8a, Hoja M-

356.116, and having C.I.F. B-84023340 (hereinafter, “TELVENT Corporation”) duly represented herein by Amando Sanchez Falcón;
(SIEMA and TELVENT Corporation together referred to as the “Company Stockholders”, and ABENGOA and the Company Stockholders collectively referred to as the “Selling Stockholders”);
The expression the “Parties” shall refer to the Bidder, BIDCO, ABENGOA, SIEMA and TELVENT Corporation.
II. RECITALS
I.	Whereas TELVENT GIT, S.A. is a company organized under the laws of the Kingdom of Spain, with corporate domicile in Alcobendas (Madrid), Valgrande 6, registered with the Commercial Registry of Madrid, under Tomo 15.370, Folio 164, Hoja M-257879, and having C.I.F. A-82631623 (hereinafter, “TELVENT” or the “Company”).

II.	Whereas the share capital of TELVENT currently amounts to € 102,454,652.50, represented by 34,094,159 ordinary shares with a nominal value of € 3.00505 per share, which are listed on and traded through the Nasdaq Global Select Market in the United States (hereinafter, the “TELVENT Shares”).

III.	Whereas the Bidder Parties intend to launch a tender offer (hereinafter, the “Offer”) for the TELVENT Shares promptly following the execution hereof, pursuant to a transaction agreement (the “Transaction Agreement”) that the Bidder and TELVENT have entered into on the date hereof, such Offer to be made at a price of US $40 per share (such amount or, if the Offer is amended in accordance with the terms of the Transaction Agreement and a higher amount per TELVENT Share is paid pursuant to the Offer, such higher amount, the “Acquisition Price”), subject to the terms and conditions set forth in the Transaction Agreement and the related Offer materials (the “Tender Offer Materials”), otherwise in accordance with the Exchange Act), including Regulation 14D promulgated thereunder (hereinafter the “US tender offer rules”).

IV.	Whereas on the date of execution of this Agreement ABENGOA is the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of an aggregate number of 13,637,664 TELVENT Shares, of which 11,403,064 shares are held by TELVENT Corporation and 2,234,600 shares are held by SIEMA (all such beneficially owned TELVENT Shares which are outstanding as of the date hereof and which may hereafter be issued to or otherwise acquired or owned by ABENGOA prior to the termination of this Agreement (including pursuant to any exercise of acquisition by purchase, or stock dividend, distribution, split-up, recapitalization, combination or similar transaction), being referred to herein as the “Subject Shares”).

V.	Whereas as a condition to their willingness to enter into the Transaction Agreement, the Bidder Parties have requested that the Selling Shareholders, and in order to induce the Bidder Parties to enter into the Transaction Agreement, the Selling Shareholders have (and for ABENGOA only in its capacity as a shareholder of TELVENT) agreed to, enter into this Agreement.

VI.	Whereas pursuant to the Transaction Agreement, (a) TELVENT shall, using its available cash balances that the management of the Company reasonably determines are not necessary or useful to maintain for purposes of the Company’s working capital needs and using funds to be provided by the Bidder Parties, repay in full all indebtedness for borrowed money existing as of immediately prior to the Offer Closing, between TELVENT or any of its Subsidiaries, on the one hand, and ABENGOA or its Affiliates (other than TELVENT) or any of its Subsidiaries, on the other hand and TELVENT and the Bidder Parties shall cause ABENGOA or its Affiliates (other than TELVENT) to be released from guarantees and other credit support provided to TELVENT and its Subsidiaries, which indebtedness, guaranties and credit support are set forth on Schedule VI, and (b) ABENGOA shall repay in full any indebtedness for borrowed money, if any, owed to TELVENT existing as of immediately prior to the Offer Closing.

VII.	Whereas in light of the above, the Selling Shareholders desire to sell the Subject Shares to the Bidder Parties at the Acquisition Price and the Bidder Parties desire to acquire the Subject Shares at such price subject to the terms and conditions set forth in this Agreement.

VIII.	Whereas capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Transaction Agreement, and the other definitional and interpretative provisions set forth in Section 6.13 of the Transaction Agreement shall apply hereto as if such provisions were set forth herein.

IX.	Whereas, in light of the above and the respective representations, warranties, covenants and agreements set forth below, the Parties hereto agree as follows.
III. CLAUSES
1. Agreement to Tender
1.1 Each Selling Stockholder agrees that each Company Stockholder shall duly tender, or cause to be tendered, in the Offer, all of the Subject Shares pursuant to and in accordance with the terms of the Offer. Promptly, but in any event no later than ten Business Days after the commencement of the Offer, each Company Stockholder shall (i) deliver to the depositary designated for the Offer (the “Depositary”) (A) a letter of transmittal with respect to such Subject Shares complying with the terms of the Offer, (B) a certificate or certificates representing such Subject Shares or an “agent’s message” (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of a book-entry transfer of any uncertificated Subject Shares and (C) all other documents or instruments required to be delivered pursuant to the terms of the Offer, and (ii) instruct its broker or such other person that is the holder of record of any Subject Shares to irrevocably tender into the Offer all of the Subject Shares pursuant to and in accordance with the terms of the Offer. Each Selling Stockholder agrees that once the Subject Shares are tendered, the Selling Stockholders shall not withdraw, nor cause or permit the withdrawal of, any tender of such Subject Shares, unless and until (i) the Offer shall have been terminated in accordance with the terms of the Transaction Agreement, or (ii) this Agreement shall have been terminated in accordance with clause 10.
2. Agreement to Vote
2.1 Except to the extent waived in writing by the Bidder in its discretion, at any meeting of the stockholders of TELVENT, however called, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval of all or some of the stockholders of TELVENT is sought, each Selling Stockholder shall vote (and shall cause each of its Affiliates to vote) all of the Subject Shares owned by such

Selling Stockholder or Affiliate (to the extent the Subject Shares are not purchased in the Offer): (i) against any action, transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of TELVENT under the Transaction Agreement or of any of the parties hereto under this Agreement; and (ii) against the following actions (other than the transactions contemplated or permitted by the Transaction Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving TELVENT or any of its subsidiaries; (B) any sale, lease or transfer of a material amount of assets of TELVENT or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of TELVENT or any of its subsidiaries; (D) any change in the majority of the Company Board; (E) any change in the present capitalization of TELVENT or any amendment of the articles of association of TELVENT; (F) any other material change in the corporate structure or business of TELVENT; and (G) any other action, transaction or proposal involving TELVENT or any of its subsidiaries that is intended or would reasonably be expected to (x) prevent, nullify, impede, interfere with, frustrate, delay, postpone, discourage or otherwise materially adversely affect the Offer, the Transaction Agreement, any of the transactions contemplated by the Transaction Agreement or this Agreement or the contemplated economic benefits of any of the foregoing or (y) change in any manner the voting rights of any Subject Shares, provided that none of the foregoing shall prohibit any employee of a Selling Stockholder who is a director of TELVENT from fulfilling its duties as a director of TELVENT under provisions of Spanish law and in particular those related to the independence of directors and the fiduciary duties and duty of care of directors under Spanish Stock Corporation Law (Ley de Sociedades de Capital).
2.2 Except as set forth in Section 2.1, each Selling Stockholder shall retain at all times the right to vote such Selling Stockholder’s Subject Shares in such Selling Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in this Agreement that are at any time or from time to time presented for consideration to the Company’s stockholders to the extent that the Company is entitled to do so or not prohibited from doing so under the Transaction Agreement.

3. Undertakings of the Selling Stockholders
3.1 Until the earlier of the date of settlement of the Offer, the date of withdrawal of the Offer or the date of termination of this Agreement, as applicable, and in accordance with the terms and conditions of this Agreement, each Selling Stockholder, acting directly or indirectly through any affiliate or any entity within its Group (for the purposes of this Agreement the term “Group” shall be understood in accordance with section 42 of the Spanish Commercial Code, and for the avoidance of doubt, as used in this Agreement, the term “Group” shall not apply with respect to TELVENT or any of its affiliates or any entity within its Group), jointly and severally, undertakes to take any and all necessary or convenient actions to facilitate the successful completion of the Offer, and in particular (except as otherwise permitted by this Agreement):
(i)	(x) to maintain record and/or beneficial ownership (as “beneficial owner” is defined in Rule 13d-3 under the Exchange Act), as the case may be, of the Subject Shares until their transfer to BIDCO, except as such beneficial ownership may be deemed transferred to the Bidder Parties pursuant to this Agreement; (y) not to, directly or indirectly, (i) transfer (which term shall include any sale, offer for sale, transfer, tender, assignment, gift, pledge, hypothecation or other disposition), or consent to or permit any such transfer of, any or all of the Subject Shares or any interest therein, or create or permit to exist any Lien on any Subject Shares, other than any restrictions imposed by Applicable Law or pursuant to this Agreement, (ii) enter into any Contract with respect to any transfer of such Subject Shares or any interest therein, (iii) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to such Subject Shares, (iv) deposit or permit the deposit of such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares, or (v) take or permit any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or otherwise make any representation or warranty of each Shareholder herein untrue or incorrect; and (z) use its reasonable commercial efforts, in its capacity and consistent with its role as a stockholder, to take all actions reasonably required as a stockholder to (A) cause TELVENT to perform its obligations under the Transaction Agreement in all material respects and (B) not to cause TELVENT to take any action that would be in violation of the Transaction Agreement in any material respect; and

(ii)	to tender all the Subject Shares in the Offer as promptly as practicable after commencement of the Offer, but in any event no later than ten Business Days following commencement of the Offer.
If for any reason, any Selling Stockholder or any of its Affiliates, or any other entity within its Group acquires or receives additional TELVENT Shares during such period, such Selling Stockholder hereby irrevocably commits to sell, or cause to be sold, such additional TELVENT Shares to the Bidder on the terms and conditions of this Agreement. Each Selling Stockholder undertakes that any additional shares which might be acquired or received by such Selling Stockholder, any affiliate or any other entity within the Group according to this clause will be free from any lien, pledge, hypothecation, proxy, power of attorney, encumbrance, option, pre-emptive right, contract or other agreement or understanding with respect to any transfer of the Subject Shares or of any interest therein and any restriction to their free transferability, and that they will carry all full voting and economic rights in favor of such Selling Stockholder. Any TELVENT Shares acquired or received by any Selling Stockholder, an Affiliate or any other entity within its Group after the date of this Agreement shall be considered “Subject Shares” for all purposes of this Agreement.
3.2 Prior to the expiration of the Offer, the Selling Stockholders shall take all actions reasonably required to cause each director of the Company Board nominated by ABENGOA (which, for purposes of this Agreement, shall also include any director nominated by TELVENT Corporation (such directors, “Abengoa Nominees”)) to provide to TELVENT (with copies to the Bidder) irrevocable letters of resignation, the effectiveness of which shall be conditioned solely upon the occurrence of the Offer Closing and payment for all TELVENT Shares validly tendered and not withdrawn as of the Offer Closing. The Selling Stockholders shall take all actions reasonably required to cause the persons designated by the Bidder (each a “Bidder Designee”) to be elected or appointed to the Company Board promptly upon the effectiveness of such resignations.
3.3 No Selling Stockholder shall, nor shall it authorize or permit any of its Affiliates or any of its respective directors, officers, employees, agents, investment bankers, financial advisors, attorneys, accountants or other advisors or representatives (collectively “Representatives”) to, directly or indirectly (i) initiate, solicit, knowingly facilitate or knowingly encourage any inquiry or the making of any proposal that constitutes or could reasonably be expected to lead to an Alternative Proposal, (ii) enter into any letter of intent, memorandum of understanding or other agreement, arrangement or understanding relating to, or that could reasonably be expected to lead to, an Alternative Proposal, or (iii) continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any other action to knowingly facilitate any proposal that (A) constitutes, or could reasonably be expected to lead to, an Alternative Proposal or (B) requires that TELVENT abandon, terminate or fail to consummate the Offer or any other transactions contemplated by the Transaction Agreement or this Agreement. Each Selling Stockholder and each of its Affiliates and Representatives shall (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons or their Representatives (other than SE) conducted prior to the date of this Agreement with respect to an Alternative Proposal and (ii) use its reasonable best efforts promptly to inform its Representatives of the obligations undertaken in this Section 3.3 Without limiting the foregoing, any violation of the restrictions set forth in this Section 3.3 by any Representative of a Selling Stockholder or any of its Affiliates, whether or not such Person is purporting to act on behalf of such Selling Stockholder or any of its Affiliates, shall be deemed to be a breach of this Section 3.3 by such Selling Stockholder.
3.4 Following the Offer Closing until the first anniversary of the Offer Closing, ABENGOA will, and will cause its Affiliates (other than TELVENT) to, continue to provide services to TELVENT and its Subsidiaries of the same type, at the same levels of service, for the same level of fees and on the same terms as of the date hereof; provided that (a) ABENGOA shall agree to amend the relevant agreements to allow TELVENT and its Subsidiaries to discontinue any service at any time upon 30 days prior written notice (at which time there would be a corresponding reduction in the fees payable to ABENGOA and its Affiliates), and (b) upon the written request of SE no later than 30 days prior to the first anniversary of the Offer Closing, ABENGOA shall provide any services requested by SE for an additional six-month period (or such shorter period as may be specified by SE in its notice).
3.5 From the date of this Agreement until the second anniversary of the Offer Closing, without the prior written consent of the Bidder, ABENGOA will not, and will procure that none of its Affiliates (other than TELVENT) will not, directly or indirectly, (i) employ any person who is an officer or senior manager of TELVENT or any of its Subsidiaries, or (ii) solicit or encourage any person who is an officer or senior manager of TELVENT or any of its Subsidiaries to leave his or her current employment or to breach the terms of his or her employment with TELVENT or its Subsidiaries.
The restrictions of this clause 3.5 shall not apply to (i) the employment of any person whose employment was terminated by TELVENT or any of its Subsidiaries, other than for “cause” (as such term is generally understood in the jurisdiction of such person’s employment), or (ii) the solicitation of employees of TELVENT or any of its Subsidiaries who have been contacted through general solicitations of employment (including advertisements or public agencies for selection and placement personnel).
4. Undertakings of the Bidder Parties
4.1 The Bidder Parties hereby, jointly and severally (solidariamente), undertake:

(i)	To launch the Offer as promptly as practicable following the date hereof in accordance with the Transaction Agreement.

(ii)	Subject to the satisfaction or waiver of all conditions to the Offer set forth in the Transaction Agreement, to acquire the Subject Shares tendered into the Offer and to pay to the Selling Stockholders the Acquisition Price for each Subject Share pursuant to and in accordance with the terms of the Offer promptly following the expiration of the Offer in accordance with the Exchange Act.

(iii)	To provide the Selling Stockholders with all such information as it shall reasonably request in relation to the conduct of the Offer.

(iv)	To perform in full, and to cause the Company and its Subsidiaries to perform in full, all their obligations under or pursuant to Section 4.9 of the Transaction Agreement.
5. Representations and Warranties of the Bidder Parties
5.1 The Bidder Parties, jointly and severally (solidariamente), state that the representations and warranties set forth in clause 5.2 (hereinafter, “Representations and Warranties of the Bidder Parties”) are true, accurate and complete, and do not omit any fact or circumstance that might alter, limit or condition their content and scope.
5.2 The Bidder Parties hereby, jointly and severally, represent and warrant to the Selling Stockholders that:
(i)	Valid/Binding agreement. Assuming the due authorization, execution and delivery of this Agreement by the Selling Stockholders, this Agreement, when duly executed, will constitute valid and binding agreement of the Bidder Parties, enforceable against each Bidder Party in accordance with its terms, subject only to the Bankruptcy and Equity Exception.

(ii)	Valid existence. Each Bidder Party is a duly incorporated company, validly existing and in good standing under the laws of the jurisdiction in which such party is organized, and each Bidder

Party has full corporate power and authority to enter into this Agreement and to perform its obligations hereunder.

(iii)	Authorization / enforceability. The execution, delivery and performance by the Bidder Parties of this Agreement and all of the documents and instruments required hereby from the Bidder Parties and the consummation of the Offer and other transactions contemplated hereby and thereby are within the corporate power of each Bidder Party and have been duly authorized by all necessary corporate action of such Bidder Party. Therefore, this Agreement and any other documents or instruments entered into pursuant to this Agreement shall be enforceable against each Bidder Party in accordance with their terms, subject only to the Bankruptcy and Equity Exception.

(iv)	Non contravention. The execution, delivery and performance by the Bidder Parties of this Agreement and all of the documents and instruments required hereby from the Bidder Parties and the consummation of the Offer and other transactions contemplated hereby and thereby do not and will not (i) violate any certificate of incorporation, bylaws or other organizational documents of either Bidder Party, (ii) violate any applicable Law or order applicable to the Bidder Parties, or (iii) result in the imposition of any encumbrance on any asset of either Bidder Party. No governmental authorization is required in connection with the execution and delivery of this Agreement by the Bidder Parties or the consummation by the Bidder Parties of the transactions contemplated hereby, except for applicable requirements, if any, under the Exchange Act and any other applicable U.S. state or federal securities laws.
5.3 The Representations and Warranties of the Bidder Parties will remain in force and will be deemed as true, complete and accurate at the time of transfer of the Subject Shares to BIDCO and at the time of settlement of the Offer. For avoidance of doubt, notwithstanding anything in this Agreement to the contrary, the Representations and Warranties of the Bidder Parties shall not survive the Offer Closing.
6. Representations and Warranties of the Selling Stockholders

6.1
The Selling Stockholders, jointly and severally, state that the representations and warranties set forth in clause 6.2 (hereinafter, “Representations and Warranties of the Selling Stockholders” and, along with the “Representations and Warranties of the Bidder”, the “Representations and Warranties”) are true, accurate and complete, and do not omit any fact or circumstance that might alter, limit or condition their content and scope.

6.2	The Selling Stockholders hereby, jointly and severally, represent and warrant to the Bidder Parties that:
(i)	Valid/Binding agreement. Assuming the due authorization, execution and delivery of this Agreement by the Bidder Parties, this Agreement, when duly executed, will constitute valid and binding agreement of each Selling Stockholder enforceable against such Selling Stockholder in accordance with its terms, subject only to the Bankruptcy and Equity Exception.

(ii)	Valid existence. Each Selling Stockholder is a duly incorporated company, validly existing and in good standing under the laws of the jurisdiction under which such Selling Stockholder is organized, and has full corporate power and authority to enter into this Agreement and to perform its obligations hereunder.

(iii)	Authorization / enforceability. The execution, delivery and performance by each Selling Stockholder of this Agreement, and all of the documents and instruments required hereby from each Selling Stockholder and the consummation of the transactions contemplated hereby and thereby are within the corporate power of such Selling Stockholder and have been duly authorized by all necessary corporate action of such Selling Stockholder. Therefore, this Agreement and any other documents or instruments entered into pursuant to this Agreement shall be enforceable against each Selling Stockholder in accordance with their terms, subject only to the Bankruptcy and Equity Exception.

(iv)	Non contravention. Except as otherwise disclosed in the Transaction Agreement and the Company SEC Documents, the execution, delivery and performance by each Selling Stockholder of this Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate the memorandum and articles of association (Estatutos) or other organizational documents of such Selling Stockholder, (ii) violate any applicable law or order applicable to such Selling Stockholder, or (iii) result in the imposition of any encumbrance on any asset of such Selling Stockholder. No governmental authorization is required in connection with the execution and delivery of this Agreement by each Selling Stockholder or the consummation by such Selling Stockholder of the transactions contemplated hereby, except for applicable requirements, if any, under the Exchange Act and any other applicable U.S. state or federal securities laws.
(v)	Legal title to and beneficial ownership of the Subject Shares. Each Company Stockholder is the record or “beneficial owner” of the Subject Shares, free and clear of any encumbrance and any other limitation or restriction (including any restriction on the right to vote or otherwise transfer such Subject Shares), except as provided hereunder, or any applicable restrictions on transfer under the Securities Act. As of the date hereof, no Selling Stockholder owns, beneficially or otherwise, any TELVENT Shares other than the Subject Shares.

(vi)	Absence of Charges or Encumbrances on the Subject Shares. The Subject Shares are, and shall remain until their transfer to BIDCO, free from any type of Charges or Encumbrances. For these purposes, “Charges and Encumbrances” shall encompass any restriction, obligation or defect having a real or personal nature which encumbers: (i) the title to the Subject Shares, their peaceful enjoyment and full possession; (ii) the capacity of the Selling Stockholders to freely dispose of the Subject Shares; or (iii) any other right inherent to their ownership or title. Such term includes without limitation pledges, usufructs, retention rights, pre-emptive entries in any public registries, and other charges, restrictions and encumbrances of a real nature, as well as preferential acquisition rights, rights of first refusal, obligations to offer, buy-back rights, option rights, limitations on use, disposition or enjoyment, or any other limitations of rights inherent in the title to the Subject Shares, whether of a voluntary, legal or contractual nature, or other charges, restrictions or encumbrances of a personal nature.

(vii)	No Knowledge. To the knowledge of the Selling Shareholders, except as disclosed in the electronic data room made available to the Bidder, none of the Company SEC Documents, as of their respective filing dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(viii)	Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission in connection with the transactions contemplated by this Agreement based upon any arrangement or agreement made by or on behalf of the Selling Stockholders other than as disclosed in the Transaction Agreement.
6.3
For the purposes of evidencing its record ownership of the Subject Shares, the Selling Stockholders shall provide the Bidder, no later than ten Business Days from the date of this Agreement, with a certificate of the Transfer Agent setting forth the number of TELVENT Shares held of record by each Company Stockholder as reflected on the shareholder registered maintained by the Transfer Agent.

6.4
The Representations and Warranties of the Selling Stockholders will remain in force and will be deemed as true, complete and accurate at the time of transfer of the Subject Shares to BIDCO and at the time of settlement of the Offer. For avoidance of doubt, notwithstanding anything in this Agreement to the contrary, the Representations and Warranties of the Selling Stockholders shall not survive the Offer Closing.

7. Indemnity undertaking
7.1
The Bidder Parties and the Selling Stockholders shall indemnify each other for any damages (as defined in clause 7.2) caused to the other Party as a consequence of any inaccuracy, omission or falsity in the Representations and Warranties above.

7.2
For the purposes of this Agreement, “damages” will mean any direct and demonstrable: loss, damage (expressly excluding consequential damage and loss of probable profit), detriment, charge, liability, capital loss, fine, surcharge, interest or expense (including expenses and fees for attorneys, solicitors, notaries public, auditors, accountants, experts or other professionals).

7.3	Indemnity for damages will be calculated on a dollar-for-dollar basis.
8. No Managing Interest.
8.1
Until such time as the Bidder Parties shall have acquired the Subject Shares pursuant to the offer, all rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Selling Stockholders, and the Bidder Parties shall not have any authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of TELVENT.

9. Term
9.1	This Agreement shall enter into force on the date of its execution and shall remain in force up to the earliest of:

(i)	the mutual written consent of the Parties;

(ii)	the date of settlement of the Offer (if the Subject Shares are acquired in the Offer as contemplated herein); or

(iii)	the termination or expiration of the Offer, without any TELVENT Shares being accepted for payment thereunder due to the failure of the Offer Conditions to be satisfied.
10. Termination of the Agreement
10.1 This Agreement will terminate in any of the following circumstances; provided, however that no such termination shall relieve any party from liability for any breach hereof prior to such termination:

(i)	Expiry of the term of the Agreement as set out in clause 9.

(ii)	At the choice of the non-defaulting Party where any Party gives the other Parties written notice of termination of this Agreement due to a serious or repeated breach of any material obligation or covenant assumed under this agreement (hereinafter, a “Material Breach”), if such Material Breach remains uncured or unsolved after thirty (30) calendar days from the date of delivery of written notice to the breaching Party.
10.2 All the provisions contained in this Agreement which, due to their nature, are called to remain in force after expiry of the term or termination shall remain in force. In particular, this provision refers to this clause and to clauses 9 (“Term”), 10 (“Termination of the Agreement”), 11 (“Confidentiality; Public Announcements”), 13 (“Assignment”), 14 (“Costs and Taxes”), 16 (“Notices”), 17 (“Governing law”) and 18 (“Arbitration”).
11. Confidentiality; Public Announcements
11.1 The terms of this Agreement are strictly private and confidential and should not be disclosed without the Bidder Parties and the Selling Stockholder’s prior written consent to any Person other than the Parties’ professional advisors, unless any of the Parties is otherwise required to disclose such information in compliance with their legal or regulatory obligations and subject to clause 11.3 below.
11.2 The Parties will co-ordinate among themselves and with the Company the timing and contents of (i) any filing with applicable securities regulators (including “hechos relevantes” and filing with the SEC of a Schedule 13D amendment) in relation to this Agreement, in compliance with the duties and obligations provided by applicable law, and (ii) any press release or public announcement with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except (A) announcements in connection with the Offer, (B) as contemplated by the Transaction Agreement, or (C) as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (including any rules or regulations promulgated under the Exchange Act, the Securities Act or the Spanish Securities Exchange Act).
11.3 The Parties acknowledge and accept that if the Offer is launched, a description of this Agreement will be provided in the Tender Offer Materials, and that a copy of the Agreement will be attached as an exhibit to the Schedule TO filed by the Bidder with the SEC.
11.4 The Selling Stockholders agree to keep confidential any non-public information regarding TELVENT that it has received as a result of its commercial relationships with, or ownership of, TELVENT for a period of 5 years from the date hereof.
12. Specific Performance
12.1 The Parties hereto acknowledge and agree that (a) the covenants, obligations and agreements of the Parties pursuant to this Agreement relate to special, unique and extraordinary matters, (b) the Bidder Parties are and will be relying on such covenants, obligations and agreements in connection with entering into the Transaction Agreement and the performance of their obligations under the Transaction Agreement, and (c) a violation of any of the covenants, obligations or agreements contained in this Agreement by either party will cause the non-defaulting party irreparable injury for which adequate remedies are not available at law. Therefore, the Parties shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the breaching party from committing any violation of such covenants, obligations or agreements and to specifically enforce the terms of this Agreement. These injunctive remedies are cumulative and in addition to any other rights and remedies the Parties may have under applicable law. Notwithstanding the above, and in application of the relevant provisions of Spanish law it is expressly agreed by the Parties that: (i) specific performance can only take place when, at the time it is to be granted, such specific performance is feasible and is being requested in good faith by the Parties seeking to enforce it (buena fe de exigir); (ii) specific performance will not be granted when it entails an imposition of a sanction against individual freedom (hacer personal); and (iii) specific performance will not be granted when its application implies the breach of an obligation of a third party (e.g. an obligation imposed by the Sellers on the directors nominated by them to vote in a given sense at a Board meeting which would go against the duties of directors under the Spanish Corporation Act).
13. Assignment; Third-Party Beneficiaries
13.1	No Party shall have the right to assign the rights and obligations arising under this Agreement without the prior written consent of the other Parties.

13.2
No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person, other than the Company with respect to the provisions of clause 3.4.

14. Costs and taxes
14.1	The Parties will bear the costs and taxes derived from negotiating, formalizing and executing this Agreement, as follows:
(i)	All the expenses and costs incurred and directly related to the Offer shall be borne by the Bidder Parties.

(ii)	Other fees for advisors, auditors and other professionals will be borne by the Party that contracted the services in each case.

(iii)	Taxes resulting from formalizing and executing this Agreement, if any, will be borne, in each case, in accordance with applicable Law.
15. Interpretation Standards
15.1	Headings. The headings and index used in this Agreement are for reference purposes only, and will not be deemed to affect its interpretation.

15.2	Prevalence. If conflict arises between the clauses of this Agreement and the content of its Schedules or a supplementary document, the content of the clauses of this Agreement will prevail.

15.3
Severability. The illegality, invalidity or nullity of any clause in this Agreement will not affect the validity of its other clauses, provided the rights and obligations of the Parties are not affected in an essential manner. ‘Essential’ is understood as any situation that seriously prejudices the interests of any of the Parties, or affects the object of this Agreement as provided in clause 1. Such clauses are to be replaced or integrated into others that, in accordance with law, correspond to the objectives of the substituted clause(s).

15.4
Entire Agreement. This Agreement constitutes the entire agreement of the Parties on the date it is entered into, regarding the matters set out in it, and it substitutes and derogates all other previous agreements relating to its object. All the schedules form an integral part of this Agreement and have the same validity and effect as if they were incorporated into the text of this Agreement. Changes to this Agreement are to be made in writing and signed by the Parties.

15.5
Waiver. No waiver by the Parties of any of the rights under this Agreement or derived from its breach will be deemed to exist, unless the waiver is made expressly in writing. If any Party waives any of its rights under this Agreement or any breach of this Agreement by the other Party pursuant to the previous paragraph, this waiver will not be understood as a waiver of any other right under this Agreement or any other breach by the other Party, even though it may be similar to the waived event.
15.6	Amendment of Transaction Agreement. The Bidder Parties agree that they shall not amend or modify the Transaction Agreement, nor any of the terms thereof, without the prior written consent of ABENGOA.
16. Notices
16.1	Form. All communications and notices made by the Parties pursuant to or relating to this Agreement must be in writing, using any of the following methods:
(i)	personal delivery with written confirmation of receipt by the other Party;

(ii)	notarial service;

(iii)	registered fax (bureau fax); or

(iv)	mail, commercial delivery service, or electronic mail, or by any other means, as long as, at all times, there is evidence of receipt by the addressee(s).
16.2	Designated Addresses for Notices. Communications and notices between the Parties are to be delivered to the following addresses or fax numbers and to the attention of the persons indicated:
To SE or BIDCO:
Schneider Electric SA
Address: 35 rue Joseph Monier
92500 Rueil Malmaison
France
Telephone: +33 141 393 062
Fax: +1 401 788 2766
E-mail: peter.wexler@schneider-electric.com
Care of: Peter Wexler, General Counsel
With a copy to:
Debevoise & Plimpton LLP

919 Third Avenue
New York, NY 10022
U.S.A.
Telephone: +1 212 909 6000
Fax: +1 212 909 6836
Email : psbird@debevoise.com
   rbetmansour@debevoise.com
Care of: Paul S. Bird
   E. Raman Bet-Mansour
and:
Uria Menendez
Prinicipe de Vergara, 187
Plaza de Rodrigo Uria
28002 — Madrid
Spain
Telephone: +34 915 860 096
Fax: +34 915 860 403
Email: che@uria.com
Care of: Christian Hoedl
To ABENGOA or the Company Stockholders:
Address: calle Energía Solar 1
Campus Palmas Altas
41014 Sevilla, SPAIN
Telephone: +34 954 937 111
Fax: +34 955 641 705
E-mail: majimenez@abengoa.com
Care of: Miguel Angel Jiménez-Velasco Mazarío, Secretary General
With a copy to:
DLA Piper Spain, S.L.
Address: Paseo de la Castellana, 35
28046 Madrid, SPAIN
Telephone: +34 91 319 12 12
Fax: +34 91 319 19 40
E-mail: juan.picon@dlapiper.com
Care of: Juan Picón García de Leániz

and:
DLA Piper LLP (US)
Address: 1251 Avenue of the Americas
New York, NY 10020-1104
U.S.A.
Telephone: +1-212-335-4500
Fax: +1-212-335-4501
Care of: Jonathan Klein
   Christopher Paci
16.3
Changes. Under this clause, any changes to the addresses or contact persons indicated to receive notices under this Agreement are to be notified immediately to the other Parties. If a Party has not received notice of changes, any notice this Party makes in accordance with these rules to the addresses and persons indicated in this Agreement will be deemed valid.

17. Governing law
17.1	This Agreement will be governed by the laws of Spain.
18. Arbitration
18.1
All disputes arising out of or in connection with this Agreement between the Bidder Parties, on the one hand, and the Selling Stockholders, on the other hand, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three (3) arbitrators appointed in accordance with the said Rules. For purposes of appointing arbitrators in accordance with the said Rules, the Bidder Parties shall be considered one party and the Selling Stockholders shall be considered the other party. The seat of the arbitration shall be Madrid (Spain), the language of the arbitration shall be English and in Spanish the arbitration shall be arbitration in law. For the avoidance of doubt, the arbitrators shall have authority to grant specific performance in accordance with clause 12 of this Agreement, subject to the limitations therein. The parties submit to jurisdiction in the Courts of Madrid for the limited purpose of enforcing this agreement to arbitrate.

18.2	Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets.
[Signatures follow]

IN WITNESS WHEREOF, the Parties, duly represented, execute and sign this Agreement in five (5) original copies.

SCHNEIDER ELECTRIC, S.A.
By:
Name:
Title:

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.
By:
Name:
Title:

ABENGOA, S.A.
By:
Name:
Title:

SIEMA, A.G.
By:
Name:
Title:

TELVENT CORPORATION, S.L.
By:
Name:
Title:

SCHEDULE

- Schedule VI	Certain Indebtedness.